BITMINE IMMERSION TECHNOLOGIES, INC.

10845 Griffith Peak Drive, #2

Las Vegas, NV 89135

May 27, 2025

Ms. Lulu Cheng

Mr. David Gessert

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 9, 2025
File No. 333-284361

Dear Ms. Cheng and Mr. Gessert:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2025, with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed April 9, 2025 (the “Registration Statement”). In response to the comments set forth in the comment letter, the Company has revised the Registration Statement and is filing an amended Registration Statement (the “Amended Registration Statement”) concurrently with this response letter.

Amendment No. 2 to Form S-1

General

1.	We note that your registration statement includes a number of blanks or omitted information, including, without limitation:
•	the exchange on which your common stock will be listed;
•	the number of shares that will be available for sale into the market if the restrictions under the lock-up agreements with your directors, executive officers and holders of 5% or more of your common stock are waived (page 48); and
•	certain information related to the annual management fee and performance allocation IDI is entitled to pursuant to the line of credit (pages 73 and 102).

Please include this information in your next amendment, or tell us when you intend to do so.

Ms. Lulu Cheng and Mr. David Gessert

May 27, 2025

Response: The Company acknowledges the Staff’s comment and respectfully responds as follows:

•	The Company expects to list its common stock on the NYSE American and has filed an application for such listing. The Registration Statement has been amended to disclose the NYSE American as the prospective stock exchange for the Company’s common stock.

•	The risk factor on page 49 has been amended to disclose the number of shares that will be available for sale if the restrictions under the lock-up agreements with the Company’s directors, executive officers, and holders of 5% or more of its common stock are waived.

•	The disclosures on pages 76 and 108 have been revised to clarify that the general partner of IDI is entitled to an annual management fee of 0% on net assets of the partnership and an annual performance allocation of 30% on the increase in the net asset value of the partnership.

Cover Page

2.	We note in the first paragraph that you are offering 1,704,546 shares of your common stock. Please revise here and throughout your Prospectus to also disclose the total number of shares you are offering assuming the underwriters exercise the over- allotment option in full.

Response: In response to the Staff’s comment, the Registration Statement has been amended to disclose the total number of shares offered in the offering assuming the underwriters exercise the over- allotment option in full.

The Offering

Shares of Common Stock Outstanding before the Offering, page 11

3.	Please revise to disclose the total number of shares of your common stock outstanding giving effect to the anticipated conversion of your Series A and B preferred stock and indebtedness due to an affiliate. Please make similar revisions to your disclosure in the second paragraph on page 104 under Principle Stockholders and elsewhere in your Prospectus, as appropriate

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the conversion numbers were added to the total number of shares of common stock outstanding after the offering and disclosed in footnote 2 on pages 13 and 111. This is because the conversions will occur upon consummation of the offering, i.e., the offering has to occur first before the conversions will occur. It could be misleading to include the conversions in the number of shares outstanding prior to the offering. However, if the Staff disagrees, we are happy to make this revision upon your further comment.

Ms. Lulu Cheng and Mr. David Gessert

May 27, 2025

Risk Factors

Risks Related to Ownership of Our Common Stock

Exercise or conversion of warrants and other convertible securities, page 43

4.	Please revise this risk factor to disclose, on a post-split basis, the number of shares of common stock the shares of Series A Convertible Preferred Stock are convertible into, the number of shares of common stock the shares of Series B Convertible Preferred Stock are convertible into, and the total of the two.

Response: In response to the Staff’s comment, the risk factor has been amended to disclose on a post-split basis, the number of shares of common stock the shares of Series A Convertible Preferred Stock are convertible into, the number of shares of common stock the shares of Series B Convertible Preferred Stock are convertible into, and the total of the two.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

cc:	Lynne Bolduc, Esq./Ikechukwu Ubaka, Esq.